SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2023

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

YAVNE, Israel - November 28, 2023- G. Willi-Food International Ltd. (NASDAQ: WILC) (TASE: WILF) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, announces today that it is postponing the release of its third quarter 2023 financial results due to the ongoing war in Israel. The Company’s financial results are currently anticipated to be released no later than December 31, 2023.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: November 28, 2023